February 27, 2017	TSX.V - HNC

Hard Creek participates in Carbon Sequestration study

Mark Jarvis, CEO of Hard Creek Nickel Corp., announced today that the University of British Columbia has been approved for a $25,000 Natural Science and Engineering Research Council (NSERC) Engage grant to study the carbon sequestration properties of Turnagain ultramafic rocks. PhD student Wei Feng, under the supervision of Metallurgy Chair Dr. David Dreisinger, will conduct a series of tests on material supplied by Hard Creek.

“As a result of a previous PhD study by Dr. Anthony Jacobs, we know that the Turnagain ultramafics can sequester meaningful amounts of CO2,” said Mr. Jarvis. “This new study will focus more on ore grade material, rather than waste rock. In addition to carbon sequestration, we are interested to see whether nickel in the olivine lattice will be freed up by the carbonization process.”

“We are delighted to receive the support of NSERC and our industry partner Hard Creek Nickel to conduct this important research,” said Dr. Dreisinger. “Although carbon sequestration in silicates has been studied previously, I am not aware of any studies done that would seek out synergies with a mineral deposit.”

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

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